UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file no. 1-04129

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF ISSUER NAMED BELOW:

Zale Corporation Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES:

Zale Corporation
901 West Walnut Hill Lane
Irving, Texas 75038-1003

Zale Corporation Savings and Investment Plan

Financial Statements as of July 31, 2000 and 1999,
And Supplemental Schedules as of July 31, 2000

Together with Report of Independent Public Accountants

Report of Independent Public Accountants

To the Trustees of
Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the “Plan”) as of July 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended July 31, 2000 and 1999. These financial statements and supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years ended July 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Nonexempt Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 4 to the financial statements, in 2000 the Plan adopted the Accounting Standards Executive Committee Statement of Position No. 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.”

/s/ Arthur Anderson

Dallas, Texas,
    January 19, 2001

Zale Corporation Savings and Investment Plan

Index

Page(s)

Statements of Net Assets Available for Plan Benefits as of July 31, 2000 and 1999	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended July 31, 2000 and 1999	3

Notes to Financial Statements	4 - 10

SUPPLEMENTAL SCHEDULES:

Item 27a —Schedule of Assets Held for Investment Purposes as of July 31, 2000	11

Item 27e —Schedule of Nonexempt Transactions as of July 31, 2000	12

Zale Corporation Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
As of July 31, 2000 and 1999

	2000	1999

ASSETS:

Investments, at fair market value—

Cash and Short Term Investments	$3,218,585	$2,151,358

Common Stock Mutual Funds	45,178,134	37,478,376

Bond Mutual Funds	6,546,022	7,898,047

Government Securities Mutual Funds	9,728,740	12,739,222

Zale Corporation Common Stock	14,425,218	10,967,170

Participants’ loans	2,811,606	2,133,055

Total investments	81,908,305	73,367,228

Receivables—

Employer’s contributions	311,951	2,603,800

Participants’ contributions	289,575	254,750

Other receivables	34,595	—

Total receivables	636,121	2,858,550

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$82,544,426	$76,225,778

The accompanying notes are an integral part of these financial statements.

Zale Corporation Savings and Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended July 31, 2000 and 1999

	2000	1999

INCREASES IN NET ASSETS:

Investment income—

Net appreciation in fair value of investments	$1,672,660	$3,143,538

Interest and dividends	4,784,325	4,400,550

	6,456,985	7,544,088

Contributions—

Employer	2,907,923	2,603,800

Participants	7,487,152	6,421,783

	10,395,075	9,025,583

Total increases in net assets	16,852,060	16,569,671

DECREASES IN NET ASSETS:

Payments to participants and beneficiaries	10,533,412	8,335,290

Total decreases in net assets	10,533,412	8,335,290

NET INCREASE IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS	6,318,648	8,234,381

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	76,225,778	67,991,397

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$82,544,426	$76,225,778

The accompanying notes are an integral part of these financial statements.

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

1. Description of Plan:

The Zale Corporation Savings and Investment Plan (the “Plan”) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Employees are eligible to participate in the Plan on the first day of the month following the later of the date the employee reaches age 21 or the date on which the employee completes one year of active service. One year of active service is defined by the Plan as 1,000 or more hours of service completed in a 12-month period beginning on date of employment with the Company or an anniversary of the employment date. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded from participation. (See Note 8, Plan Amendments.)

Employee Contributions

Under the Plan, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 15% of their annual earnings to their Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service limitations on these contributions. The maximum amount a participant can contribute under this limitation is $10,500 and $10,000 for calendar years 2000 and 1999, respectively.

Employer Contributions

The Plan provides that Zale Corporation (the “Company”) make matching contributions (“Employer 401(k) Matching Contributions”) to each eligible participant who voluntarily contributes to the Plan. On a monthly basis, the Company matches one dollar in Zale Corporation Common Stock for every dollar contributed by participants up to four percent of the participant’s annual compensation, subject to IRS limitations. Through July 1998, the Company made discretionary profit sharing contributions to the Plan. (See Note 8, Plan Amendments.)

Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to the following investment options:

1)	Bond Investment Option	Invests primarily in domestic fixed income securities such as corporate bonds, U.S. government securities, certificates of deposit, commercial paper and other fixed income securities.

2)	Growth and Income Investment Option	Invests in domestic and international common stocks, other equity securities, corporate and government bonds and short-term cash equivalents.

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

3)	Growth Investment Option	Invests primarily in domestic common stocks and other equity securities, with a smaller allocation to international securities.

4)	Aggressive Growth Investment Option	Invests primarily in common stocks and other equity securities of small, rapidly-growing companies and also larger companies with strong growth potential. This option invests in both domestic and international securities.

5)	Global Investment Option	Invests primarily in common stocks and other equity securities of companies based both within and outside of the United States.

6)	Zale Corporation Common Stock	Participants may directly invest up to 25% of their salary deferral contributions in Zale Corporation Common Stock.

Participants may change their investment options daily. After initial contributions participants may reallocate investments in these investment options. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.

Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime commercial lending rate at the time the loan is made plus 2%, as determined by the Plan Committee (the “Committee”). Interest rates ranged between 10.0% and 11.50% during the Plan year ended July 31, 2000. Principal and interest are paid ratably through bi-weekly payroll deductions.

Vesting

A participant is automatically fully vested in employee contributions and Employer 401(k) Matching Contributions plus actual earnings thereon. (Prior to August 1, 1999, participants became fully vested in the Employer 401(k) Matching Contributions after three years of service). (See Note 8, Plan Amendments.) Through July 1998, the Company also made discretionary profit sharing contributions to the Plan. Participants vest in Employer Discretionary Profit Sharing Contributions and earnings thereon as follows:

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

Vested Percent of
Years of Active Service	Profit Sharing Contributions

Less than 3 years	0

3 years	20

4 years	40

5 years	60

6 years	80

7 or more years	100

For the purpose of this schedule, a Year of Service means a year from August 1 to July 31 during which a participant works at least 1,000 hours of service. Additionally, full vesting occurs upon a participant’s death, full and permanent disability, or retirement after age 65 with five years of participation. Participants are eligible to receive their vested interests in the Plan upon termination from the Company.

Distributions and Withdrawals

Upon retirement, a participant may withdraw the full value of his or her account in a single, lump-sum distribution or a direct rollover to an IRA. Upon termination of employment, a participant may withdraw the full value of his or her account, or if a participant’s vested account is at least $5,000 the participant may leave the balance in the Plan until normal retirement age. Distribution of the participant’s entire balance also becomes due upon death or total disability. Participants may make hardship withdrawals from their Employee 401(k) Contributions and earnings thereon or Employer Discretionary Profit Sharing Contributions and earnings thereon (but not Employer 401(k) Matching Contributions) at specific times, subject to certain safe harbor restrictions.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions. For the plan years ended July 31, 2000 and 1999, forfeited nonvested accounts were approximately $896,000 and $681,000, respectively. Of those forfeited accounts, approximately $891,000 and $681,000, were used to reduce employer contributions in accordance with the plan document.

Tax Status

The Plan has received a favorable determination letter dated January 12, 1995, from the Internal Revenue Service stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the letter; however, the Company and the Plan’s tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code. The Plan will submit an application for a new determination letter in fiscal 2001.

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

Plan Administration

The Plan is administered by the Committee which is appointed by the Company’s Board of Directors or Chief Executive Officer. Effective May 1, 1998, the Company retained the services of Wachovia Bank as the trustee of the Plan and PricewaterhouseCoopers LLP as the Plan recordkeeper. During the plan year, State Street Bank acquired Wachovia Bank’s trust business, making State Street Bank the trustee for the Plan in February 2000. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.

2. Amendment or Termination of the Plan:

The Company’s Board of Directors has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would be 100% vested and distributed under the direction of the Plan Committee. The Company’s Board of Directors has no intention to terminate the Plan.

3. Summary of Significant Accounting Policies:

Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company’s common stock are valued at fair market value based on quoted market prices as of the Plan’s year-end. Purchases and sales of securities are recorded on a trade-date basis. The Plan offers five investment options, each a portfolio of mutual fund securities. These investment options are: Bond Investment, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, and Global Investment. In addition, participants can make direct investments of up to 25% of their retirement plan assets in Zale Corporation Common Stock. See Note 1 for detail of investment options.

Administration Expenses

The Plan has a revenue sharing agreement with the Plan’s mutual funds and recordkeeper involving Sub Transfer Agent and 12B-1 revenues. Sub Transfer Agent revenues are deposited directly to the Plan, and 12B-1 revenues are deposited to the Plan by the Company. Most administrative expenses related to the Plan’s investments are paid by the Plan and are offset by the Sub Transfer Agent and 12B-1 revenues. It is the intention of the Company to reimburse the Plan for any administrative expenses not covered by Sub Transfer Agent and 12B-1 revenues. Expenses for the Plan not covered by the funds received under the revenue sharing agreement for the Plan year ended July 31, 2000 and 1999, were approximately $336,000 and $197,000, respectively.

Basis of Accounting

The Plan uses the accrual method of accounting. The classifications in use at July 31, 2000 have been applied to the financial statements for July 31, 1999.

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Distributions are recorded when paid.

4. New Accounting Pronouncements

The Plan adopted the Accounting Standards Executive Committee’s Statement of Position (SOP) No. 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.” The SOP eliminates the requirement to disclose net assets and changes in net assets by fund for participant-directed investments. As required by the SOP, net assets and changes in net assets that were shown by fund in 1999 have been consolidated to conform to the 2000 presentation.

5. Reconciliation of Financial Statements to Form 5500:

At July 31, 2000 and 1999, the Plan had not paid $244,713 and $216,984, respectively, of benefits to participants who had requested distribution prior to year-end. These amounts are not included in liabilities in the accompanying statements of net assets available for plan benefits at July 31, 2000 and 1999.

The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

	2000	1999

Net assets available for plan benefits per the financial statements	$82,544,426	$76,225,778

Amounts allocated to withdrawing participants	(244,713)	(216,984)

Net assets available for plan benefits per the Form 5500	$82,299,713	$76,008,794

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2000	1999

Payments to participants and beneficiaries per the financial statements	$10,533,412	$8,335,290

Amounts allocated to withdrawing participants at end of period	244,713	216,984

Less—Amounts allocated to withdrawing participants at beginning of period	(216,984)	(237,881)

Distributions to participants per the Form 5500	$10,561,141	$8,314,393

6. Investments:

      The following investments are greater than 5% of ending net assets as of July 31, 2000 and 1999:

	2000	1999

Oppenheimer Limited Term Government Fund	$—	$3,953,262

Oppenheimer Strategic Income Fund	—	3,956,725

Bond Fund of America	—	3,941,322

Franklin U.S. Government Fund	—	3,925,558

Income Fund of America	—	4,860,434

Oppenheimer Equity Income Fund	—	4,769,371

Oppenheimer Quest Opportunity Value Fund	—	4,790,626

Putnam Equity Fund	—	4,748,164

Davis NY Venture Fund	4,700,466	—

Franklin Small Capital Growth Fund	5,136,131	—

Franklin California Growth Fund	5,164,484	—

MFS Research Fund	4,858,578	—

Zale Corporation Common Stock	14,425,218	10,967,170

During the Plan year ended July 31, 2000, the Plan investments’ net appreciation (depreciation) in the fair value of investments is as follows:

Bond Investment Option	$(319,781)	$(915,426)

Growth and Income Investment Option	(2,208,851)	(366,295)

Growth Investment Option	(914,028)	198,965

Aggressive Growth Investment Option	5,708,320	1,517,833

Global Investment Option	257,816	11,571

Zale Corporation Common Stock	(850,816)	2,696,890

	$1,672,660	$3,143,538

Zale Corporation Savings and Investment Plan

Notes to Financial Statements
July 31, 2000 and 1999

As of July 31, 2000 and 1999, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments’ prospectuses, futures, forwards and options are used only for the purpose of managing the funds’ exposure to stock and bond markets and to fluctuations in interest rates and currency values. The derivative instruments in these investment options are immaterial to total Plan assets.

7. Related-Party Transactions:

During 1999 and 2000 Wachovia Bank and State Street Bank managed certain Plan investments. Wachovia Bank and State Street Bank served as the trustee as defined by the Plan; therefore, the transactions qualify as exempt party-in-interest transactions.

8. Plan Amendments

Effective August 1, 1998, the Plan required new employees to complete one year of active service in which they work at least 1,000 hours for the Company before becoming eligible to participate in the Plan. For plan years beginning after July 31, 1998, the Company increased Employer 401(k) Matching Contributions to one dollar in Zale Corporation Common Stock for every one dollar an employee contributes up to 4% of annual earnings, subject to IRS limitations.

Effective August 1, 1999, the Plan was amended to eliminate the 1,000 hours service requirement after the initial year, and the requirement of employment on the last day of the Plan year for participants to be eligible to receive Employer 401(k) Matching Contributions. Employer 401(k) Matching Contributions are funded monthly and participants will vest immediately 100%. Active participants as of August 1, 1999, are fully vested in prior unvested Employer 401(k) Matching Contributions.

Zale Corporation Savings and Investment Plan

Item 27a — Schedule of Assets Held for Investment Purposes
As of July 31, 2000

EIN: 75-0675400
Plan #002

(a)	(b)		(c)	(d)	(e)
	Identity of Issuer	Shares	Description of Investment	Cost	Current Value**

*	SHORT-TERM INVESTMENTS/CASH: State Street Bank	3,218,585	ST Investment Fund/Cash	$3,218,585	$3,218,585

	MUTUAL FUNDS:		Bond Investment Option:

	Oppenheimer Oppenheimer American Funds Franklin Templeton	328,090 772,449 256,135 437,079	Oppenheimer Ltd Term Government Fund Oppenheimer Strategic Income Fund Bond Fund of America Franklin Custodian U.S. Gov. Securities Fund	3,356,725 3,692,477 3,552,463 2,986,498	3,241,529 3,275,184 3,270,838 2,862,867

Growth & Income Investment Option:

	American Funds AIM FDS Group Mass. Financial Services Putnam Mutual Funds	234,889 124,620 270,976 307,675	Income Fund of America Balanced Fund MFS Total Return Fund Putnam Asset Allocation Fund	4,232,125 3,985,123 3,915,435 3,886,082	3,624,344 4,077,553 3,896,634 3,922,853

Growth Investment Option:

	AIM FDS Group American Funds Mass. Financial Services American Funds	45,283 72,966 99,707 75,334	Value Fund Growth Fund of America MFS Capital Opportunities Fund Washington Mutual Investors Fund	2,187,631 2,405,072 2,224,462 2,465,463	2,124,687 2,448,001 2,208,509 2,123,669

Aggressive Growth Investment Option:

	Davis Franklin Templeton Franklin Templeton Mass. Financial Services	153,409 97,962 112,028 160,720	Davis NY Venture Fund Franklin Small Capital Growth Fund Franklin California Growth Fund MFS Research Fund	4,100,114 2,822,554 3,458,970 4,236,351	4,700,466 5,136,131 5,164,484 4,858,578

Global Investment Option:

	American Funds Oppenheimer Franklin Templeton GAM Services	27,553 17,417 65,830 42,861	Europacific Growth Fund Oppenheimer Global Fund Templeton Growth Fund GAM International Fund	916,085 885,369 1,267,023 1,277,554	1,091,356 1,164,329 1,272,498 988,386

*	ZALE CORPORATION	385,959	Zale Corporation Common Stock, par value $.01	10,791,147	14,425,218

*	PARTICIPANT LOANS	N/A	Participant loans, interest rates ranging from 10.0%-11.50%	—	2,811,606

*	Column (a) indicates each identified person/entity known to be a party-in-interest.

**	Investments in mutual fund securities are stated at fair value based on quoted market prices.

This supplemental schedule lists assets held for investment purposes as of July 31, 2000, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

Zale Corporation Savings and Investment Plan

Item 27e — Schedule of Nonexempt Transactions
As of July 31, 2000

EIN: 75-0675400
Plan #002

(a)	(b)	(c)	(h)	(i)	(j)

				Current	Net Gain
Identity of			Cost of	Value of	on each
Party Involved	Relationship	Description of transactions	Asset	Asset	Transaction

Zale Corporation	Employer	Lending of funds to employer at effective rate of 72%	$19,111	$32,800	$13,689

Zale Corporation	Employer	Lending of funds to employer at effective rate of 84%	11,514	19,567	8,053

Zale Corporation	Employer	Lending of funds to employer at effective rate of 75%	11,987	16,474	4,487

Zale Corporation	Employer	Lending of funds to employer at effective rate of 54%	8,812	10,809	1,997

Zale Corporation	Employer	Lending of funds to employer at effective rate of 54%	8,812	10,809	1,997

Zale Corporation	Employer	Lending of funds to employer at effective rate of 35%	9,798	10,932	1,134

Zale Corporation	Employer	Lending of funds to employer at effective rate of 47%	19,143	21,384	2,241

Zale Corporation	Employer	Lending of funds to employer at effective rate of 56%	10,152	11,104	952

Zale Corporation	Employer	Lending of funds to employer at effective rate of 08%	6,250	6,295	45

This supplemental schedule lists assets held for investment purposes as of July 31, 2000, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee for the Zale Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

January 25, 2001	By:	/s/ Mark R. Lenz

Mark R. Lenz Senior Vice President, Controller and Chairman, Plan Committee

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Arthur Andersen
99	Zale Corp Savings and Invest Plan (as Revised and Restated Effective August 1, 1998)